UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 6, 2015

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 - Information Contained in this Form 6-K Report

Resignation of Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

On November 6, 2015, Sai Chu, Chief Financial Officer of Seaspan Corporation (the “Company”), informed the Company of his resignation and retirement from the Company, effective November 6, 2015.

The Company has appointed Mark Chu, the Company’s Vice President, Corporate Development and General Counsel, to serve as the Company’s interim Chief Financial Officer while the Company undertakes a search for a new Chief Financial Officer.

Mark Chu, 48, was appointed as the Company’s General Counsel in March 2012, Secretary in July 2013 and Vice President, Corporate Development in September 2015. From 2009 to 2012, Mr. Chu was a partner in the law firm Farris, Vaughan, Wills & Murphy LLP. From 2004 to 2009, he was a tax partner at KPMG LLP. His practice encompassed all areas of Canadian taxation, including mergers and acquisitions, financings, initial public offerings, corporate reorganizations and dispute resolution. Mr. Chu is both a chartered accountant, admitted as a member of the Institute of Chartered Accountants of British Columbia and the Canadian Institute of Chartered Accountants in 1993, and a barrister and solicitor, called to the British Columbia bar in 1997. Mr. Chu obtained his business and law degrees from the University of British Columbia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: November 10, 2015

	By:	/s/ Mark Chu
Mark Chu Chief Financial Officer

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